AN OPEN LETTER TO
ALLEN R. HARTMAN

CC: Silver Star Shareholders
DATE: September 15, 2025

Received and Read: Hartman’s Proxy Demand

On September 4, 2025, the Board of Directors received the so-called “Demand for Immediate Resignation” distributed by you as part of your ongoing proxy campaign. This so called “letter”, filed as soliciting material with the SEC, does not represent the voice of Silver Star’s shareholders; it represents your interests alone. You are not the class representative of the Silver Star shareholders. The Board of Directors, duly elected, carries the fiduciary duty to act for shareholders. You were never elected to the Board by the shareholders. You were self-appointed, and when finally subjected to a shareholder vote, you were removed.

Setting the Record Straight: Your Accusations are Rich, indeed…

Your accusations - fraud, concealment, conversion, self-dealing - are not only false, but staggeringly hypocritical coming from someone with the following documented history:

•You forced the company to pay hush money to silence an employee for your own despicable and indecent exposure. That alone should disqualify you from serving in a public corporate environment.
•You paid yourself dividends without our authorization when no other shareholder received them, breaching corporate and ethical codes. Your nerve is astounding!
•You cheated employees out of their 401K funds, undermining those who built this company.
•You misappropriated Silver Star loan proceeds to benefit other personal schemes. The excess cash from the SASB refinancing was $22 million, we will get the exact facts through the Harris County case.
•You never held a traditional annual shareholder meeting during your entire tenure as CEO, ignoring basic governance and transparency.
•You failed to deliver on promises made to shareholders, most notably, taking the company public and a merger.

•You, according to the Maryland court, showed tendencies of dishonesty and lack of credibility. Also, you were noted for attempting to strong-arm Silver Star for your own personal gain.
•You continue to ignore legal directives, imposing illegal liens, and launching frivolous lawsuits solely to paralyze the business.
•You refuse to answer for your deeds in a court ordered deposition; talk about hiding the ball.
•You, as a director, while you had a fiduciary duty to Silver Star stockholders, filed illegal lis pendens against company assets. Even the Court was astonished by that and wrote about it. Op. p27
•You have made “threats” before and the Court called some of them “strong-arm” tactics.

So, once and for all, let’s be straight with the shareholders. Have you ever once considered that as an option? Let’s be clear.

Response to Your Pious Demand: The Board Will Not Resign

We will not Resign!. We will not abandon our fiduciary duty, nor will we submit to your threats, intimidation, or damage to our personal and professional reputations brought by your unprofessional and relentless campaign. Collectively, the Board brings more than a century of corporate governance and successful business management experience. None of us sought this role but stepped forward when the company teetered at the edge of collapse due to your mismanagement and self-dealing.

•You recruited and selected all of us, we never intended to run the business, but when your self-dealing and mismanagement became intolerable, an investigation was launched, by us and by the SEC.
•The facts uncovered forced us to act and remove you as CEO, uncovering multiple “badges of fraud,” and ultimately a $50 million counter-lawsuit in Harris County, your home jurisdiction. That trial will be held before a jury in December 2025.
•Instead of accepting responsibility or simply getting out of the way, you filed illegal liens, initiated a costly proxy war, and deployed misinformation at every turn, including your recent threatening demand letter.
•Your sole purpose is clear: generate chaos, wear down shareholders, regain control, and dodge justice.

As warned by the courts and prior communications: shareholders should beware of the noise and confusion being deliberately created by you to further your own interests. You have done this before (remember, Whitestone?); we will stand strong to keep you from destroying the wealth of over 4,500 shareholders.

Foreclosure Notices: The Real Story

Your claim that you left the company with “free and clear” assets is an outright fabrication, and you know it. When you were ousted as CEO, you left Silver Star encumbered by a defaulted loan secured by 47 properties with significant deferred maintenance needs which led to rapid deterioration of their NAV value as evidenced in their final selling prices. They were not the healthy, well-maintained assets you describe or want shareholders to believe. In fact, we received an offer today to buy one of your legacy assets (actually one of the better ones) and the price was discounted about 25%, or in excess of $5 million for deferred maintenance that could have been avoided.

•The Board was forced to refinance a $259 million debt, already in default, a “hidden” stress you dropped on us.
•No lender would touch this company you or your chaotic finances, and only with our new strategy - pivoting to self-storage – and our solid financial reputations could we negotiate a viable loan and stave off total company loss.
•Your illegal liens, lawsuits, and proxy war drove lenders to take aggressive, damaging actions, including non-substantive defaults, demanding foreclosures and offsetting Silver Star’s operating cash.
•The court ordered the cash to be returned, and the wrongful foreclosures were cancelled. Silver Star immediately filed the relevant 8-K on September 2, 2025, in full SEC compliance well ahead of your misleading “gotcha” communications to shareholders.
•As you know, Silver Star has secured an LOI from a world-renowned bank to refinance the company, saving $6 million annually. We have over $50 million in committed partnership funds - something you could never deliver. We have reported those relationships to you and the shareholders, repeatedly, but you continue to undermine those solid efforts to save the company. All will be lost though, if you continue your false, misleading rants.
•Your claim of "concealed foreclosures" is both legally and factually false. Shame on you, Al.

Books and Records: Enough With the Distractions

Your repeated demand for “books and records “ is yet another well-known tactic you use to malign and disparage the Board:

•You remember, you demanded this in the Maryland litigation, in November 2024, where the court clearly saw through your ruse and called you dishonest.
•You demanded “books and records”, which were provided. As a Board member, you received all materials, meeting notices, and disclosures. The Judge in Maryland dismissed your complaint and said “as far as [Hartman] is concerned all [records] have been produced to court order …and I grant [Silver Star’s] Motion to dismiss” 11/2/24 at 50:10-20.
•Good governance demands equal and open information for all shareholders; as always your “requests” serve only your own manipulative agenda. You will do anything to manipulate the shareholder election. You do not represent the shareholders.
•We are charged with the responsibility to represent them and act in their best interests, a responsibility that we take very seriously but you never respected. Even the Court said as much “recognizing the [board’s] responsibility to act in the best interests of Silver Star’s shareholders…” Op. p21 And that you, as a director went against the shareholders interest when you filed the illegal lien. Op. p27 and the Company incurred “substantial costs as a result.” Op. p10.
•You have repeatedly been cited with cease-and-desist letters rejecting your claims.
•The courts themselves have written warnings about your disruptive tactics, which you choose to ignore for personal gain instead of shareholder benefit.

The incessant complaints on this issue are a desperate, last-ditch effort to manipulate the election.

That’s all we have to say in response to your demand letter, Al. Now, we want to take this opportunity to talk to our shareholders.

_____________________________________________________________________________

A Letter from Your Board of Directors (plain, simple, factual)

Dear Fellow Shareholders:

We represent you, and we are deeply sorry you must endure this confusing and exhausting process. The Board did not know, and could not have known, the full extent of the damage that would be and continues to be done by Hartman. We are working relentlessly to reclaim $50 million of damages in connection with the harm Hartman has caused. We want to salvage a company that Hartman ran into the ground. Even now, he continues to slander and attack Silver Star to cover up his past and protect his own interests.

Despite Hartman’s history of deception and failed companies, your Board and Company Management are working tirelessly to ensure Silver Star will survive this war—and so will your investment. We promise. Your vote for our self-storage pivot is working despite every hurdle Hartman has thrown, we are starting to see real results, and within two years we believe you will reap the rewards of our turnaround.

We believe were it not for Hartman’s lawsuits and proxy war, Silver Star would already be on the path back to profitability and a public market debut. The market is waiting for us; we have the reputation, governance, and plan to succeed. We simply need to remove Hartman’s destructive influence.

If you have voted for the self-storage alternative, thank you. If you have not yet voted, please do so today. If you voted for Hartman’s liquidation scheme, please recognize, we believe you will not receive what he promises - the lenders will take it all, and your investment will be lost. You may change your vote, and we urge you to act today.

We are here to listen and serve you. If you have questions or concerns, please reach our shareholder-dedicated line at 817-402-4120 or vote at www.silverstarreit.com and hit the VOTE button or any of the ways listed below.

Thank you for your continued support, faith, and resilience. Together, we will move Silver Star forward.

Sincerely,

Vote now: https://web.viewproxy.com/silverstarreit/2025 or for voting instructions, meeting details, and the latest shareholder updates, visit www.silverstarreit.com. If you’ve already voted the BLUE card, you can still change your vote. Simply vote the WHITE card today—it is the last vote that counts.

•If you would prefer to vote your proxy by phone:
•Call 1-844-202-6616 for a live person, may have to wait in the queue, available Monday through Friday 9:00 am until 10:00 pm Eastern
OR
•Call 1-866-804-9616 for an automated agent 24/7without waiting
◦Have your 11-digit code available

Voting questions? Call Alliance Advisors at 1-844-202-6616 or email SLVS@allianceadvisors.com.

Media Contact:
📧  press@silverstarREIT.com
Investor Relations Contact:
📧  investorrelations@silverstarREIT.com
📞 877-734-8876

ADDITIONAL INFORMATION AND WHERE TO FIND IT
The Company has filed with the SEC a definitive proxy statement on Schedule 14A on May 29, 2025, containing relevant documents with respect to its solicitation of proxies for the Company’s 2025 Annual Meeting. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) FILED BY THE COMPANY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY SOLICITATION. In accordance with Section 14(a) of the Securities Exchange Act of 1934, as amended, and Rule 14a-6 promulgated thereunder, to the extent that any information contained in this Proxy Statement Supplement modifies, supersedes, or supplements the disclosures set forth in the Company’s definitive Proxy Statement filed with the Securities and Exchange Commission on May 29, 2025, such information shall be deemed to so modify, supersede, or supplement—and shall be incorporated by reference into—that Proxy Statement as of the date hereof. Investors and security holders may obtain copies of these documents and other documents filed with the SEC by the Company free of charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by the Company are also available free of charge by accessing the Company website at www.silverstarreit.com.
Participants in the Solicitation
Silver Star and its directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the 2025 Annual Meeting. Information regarding Silver Star’s directors and executive officers is contained in the definitive proxy statement. As of June 20, 2025, the Silver Star Executive Committee and current directors, and executive officers beneficially owned approximately 3,517,313 shares, or 1.89%, of Silver Star common stock. Additional information regarding the interests of such participants is included in the definitive proxy statement and is available free of charge at the SEC’s website at www.sec.gov.

###

Forward-Looking Statements: This message contains a number of forward-looking statements. Because such statements include a number of risks, uncertainties, and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements, and investors should not place undue reliance on any such statements. Forward-looking statements can often be identified by words such as “continues,” “can,” expect,” “intend,” “will,” “anticipate,” “estimate,” “may,” “plan,” “believe” and similar expressions, and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the Company’s expectations its annual report on Form 10-K can be completed and publicly filed; the continuation of the examination of the current operations of Southern Star; the Company’s intent to consider various alternatives, including the possible sale of Southern Star, the sale of specific assets within individual DSTs and dissolution of the respective trusts, and/or the outsourcing of various aspects of Southern Star’s operations; the Company’s plan to update investors with respect to the status of Southern Star as appropriate; the Company’s expectations and beliefs regarding the Hartman litigation; the timing and ultimate resolution of the various litigation, fight for corporate control and other matters involving Hartman; the continued execution of the Company’s strategy of pivoting into the self-storage space; the Company’s continual evaluation of its legacy assets in order to maximize shareholder value; the Company’s policy to not dispose of any asset for less than its maximum determinable value and to maximize earnings and value; the implications to the Company of the assignment of an OTC trading symbol for its common stock; whether the Company may be subject to certain FINRA rules; any actions the Company may need to take to comply with any FINRA rules; the Company’s continual evaluation of various options to provide greater shareholder liquidity, including its intention to seek listing of its common stock on a securities exchange or admission to over-the-counter trading, a public offering, a listing of the common stock on an exchange or admission to OTC trading without a public offering, and merger and/or acquisition opportunities; the Company’s belief that further legal action could ensue to unwind the issuance of common shares under the Rights Plan if Hartman prevails in his efforts to set aside or invalidate the Rights Plan or to cause the dilutive issuance of additional common shares to Hartman, as well as any further action Hartman may take to prevent other Company shareholders from receiving benefits under the Rights Plan. None of the foregoing are guarantees or assurances of future outcomes or results and all are subject to numerous risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statement. A number of important factors could cause actual results to differ materially from the forward-looking statements contained in this material. Forward-looking statements in this press release speak only as of the date on which such statements were made, and the Company undertakes no obligation to update any such statements that may become untrue because of subsequent events. Such forward-looking statements are subject to the safe harbor protection for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.